Aridis Pharmaceuticals, Inc.

5941 Optical Ct.

San Jose, California 95138

August 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jeffrey Gabor

Erin Jaskot

Bonnie Baynes

Kevin Vaughn

Re:                             Aridis Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-226232

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Aridis Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Monday, August 13, 2018, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP by calling Jeffrey Fessler at (212) 634-3067. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Sheppard, Mullin, Richter & Hampton LLP, Attention: Jeffrey Fessler, by facsimile to (917) 438-6133.

If you have any questions regarding this request, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very Truly Yours,

By:	/s/ Vu Truong
Name: Vu Truong
Title: Chief Executive Officer

cc:                                Jeffrey Fessler, Sheppard Mullin, Richter & Hampton LLP